May 21, 2025

VIA EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets
100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mark Brunhofer, Jason Niethamer,
David Gessert and J. Nolan McWilliams

Re:	Bullish

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted February 28, 2025

CIK No. 0001872195

To the addressees set forth above:

On behalf of our client, Bullish (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated March 14, 2025, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Concurrently herewith, the Company is submitting an Amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”), which now also includes audited financials for the year ended December 31, 2024.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Draft Registration Statement), all page references herein correspond to the page of the Amended Draft Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Morgan, Lewis & Bockius LLP

101 Park Avenue New York, NY 10178-0060	+1.212.309.6000
United States	+1.212.309.6001

Securities and Exchange Commission

May 21, 2025

Amendment No. 2 to Draft Registration Statement on Form F-1

Risk Factors

Our ownership and operation of Coindesk, page 28

1.	Refer to your response to prior comment 9. Please disclose here the substance of your response.

In response to the Staff’s comment, please see updated disclosure on page 29.

Certain Relationships and Related Party Transactions

Loan Agreement with SPV KY Limited, page 183

2.	Refer to your response to prior comment 21. Please disclose the SPV KY Limited interest rate.

In response to the Staff’s comment, please see updated disclosure on pages 30, 31 and 189.

Notes to the Consolidated Financial Statements

Note 2: Summary of principal accounting policies

2.4 Revenue recognition

Perpetual contracts transaction, page F-18

3.	We note your response to prior comment 26. Please address the following additional comments:

●	We note from disclosure in Note 26 on page F-51 that you have a digital currency perpetual contract derivative financial asset carrying amount of zero with a notional amount of $9.9 million. We note no disclosure of digital currency perpetual contract derivative financial liabilities. Please address the following:

o	Tell us whether you offset the asset and liability positions in accordance with IAS 32.42. If so, provide the disclosures required by IFRS 7.13B through IFRS 7.13E, or tell us where you provided these disclosures or why they are not warranted.

o	Tell us whether the carrying amount of your digital currency perpetual contract derivative financial asset is zero because the contracts have an hourly reset mechanism, as indicated in your response, and therefore are settled and have no or minimal value at the end of the day. If so, revise your disclosure to provide the digital currency perpetual contract derivative financial liability carrying and notional amounts or tell us why this disclosure is not warranted.

In response to the Staff’s comment, because the perpetual contracts reset hourly, and the balance sheet time is as of the hourly reset time, the contracts have no or nominal value at such time. Therefore, there is no financial asset or financial liability position as of the balance sheet date i.e., the carrying amount is zero for all positions. The notional amount represents the total contract notional outstanding at that point in time.

Securities and Exchange Commission

May 21, 2025

The Company has revised the presentation of the Note 28 on page F-61 that would provide disclosure of derivative financial assets and derivative financial liabilities carrying and notional amounts.

●	Revise your disclosure, consistent with your response, to indicate that you act a ‘clearing broker’ in these transactions and highlight your obligation to perform if a party with an offsetting position fails to perform.

The reference to “clearing broker” in our response 26 on February 26, 2025 to the Staff’s comment was intended to be illustrative of the role that the Company takes as counterparty to all contracts. Under the terms of the perpetual contracts, the role is referred to as “riskless principal” to clarify the counterparty role of the Company and the contractual obligations of the Company to make payments subject to its ablity to collect payments from the counterparties on the other side. The Company has also revised Note 2.4 on page F-19 to clarify the Company’s role as counterparty to all perpetual contracts as “riskless principal.”

In addition, the Company in its discretion also makes available up to 25 million USDC in situations where the paying counterparties are defaulting in the obligations to make payments under the contracts and liquidation of the defaulting counterparties positions are insufficent. As under the Exchange terms of service, the Company has rights to increase, decrease or discontinue this feature at any time, and the assets made available is not insurance or a guarantee of any customer’s financial obligations or other obligations, this is not considered as a commitment for accounting purposes.

Furthermore, the Company’s subsidiary BTH that acts as a liquidity provider to the Exchange takes positions in perpetual contracts as an Exchange customer. Therefore, the Exchange is as a counterparty to BTH on one contract and another customer on the other offsetting contract.

2.8 Digital assets held - loan receivable, page F-19

4.	We note your response to prior comment 27. In your revised disclosure you indicate that “generally” loans and interest/lending fees must be repaid in the same digital asset or fiat currency lent. Please tell us:

●	the situations when a borrower can repay a loan and/or interest in an asset other than the type of asset originally lent;

●	the type of alternative assets a borrower may use to settle their obligations;

●	the frequency with which alternative assets were used by borrowers to settle their obligations in each period presented in your submission; and

●	the dollar amount of alternative assets used to settle obligations in each period presented in your submission.

In response to the Staff’s comment, the situations where settlement of a digital asset loan principal or interest could be different from the asset originally lent are as follows:

1) in a situation where the borrower has defaulted and the collateral assets would be liquidated or used for payment. Such assets or the proceeds may not be in the same digital asset as the loan denomination asset. In such a case, the type of asset used would depend on the assets that are used as collateral or the proceeds of such sale; and

Securities and Exchange Commission

May 21, 2025

2) there is a specific credit facility to a borrower where the Group subsidiary as lender has the right to direct the borrower to settle repayment of a loan denominated in one digital asset to be settled in another digital asset as directed by the lender and for loans denominated in PYUSD or USD, the lender may request repayment in either USDC or USD.

For the year ended December 31, 2024, one borrower used US$7.3 million of USDC and US$25.0 million to settle their PYUSD and USDC loans, respectively. For the year ended December 31, 2023 and December 31, 2022, no alternative assets were used to settle loans.

2.27 Borrowings from shareholders and Digital Assets Loan Payable, page F-32

5.	We note your response to prior comment 35. Please address the following:

●	Revise your disclosure regarding digital assets loans payable to clarify:

o	whether you are restricted in your ability to use the borrowed digital assets; and

o	whether your obligations to repay the amount borrowed and pay interest charges are payable in the same digital asset borrowed.

●	Revise your disclosure regarding recording digital assets borrowed at “cost” to clarify how you measure such cost if no cash has been exchanged.

●	Tell us whether you are required to post collateral for digital assets borrowed. If so, revise your disclosure to provide your policy for the accounting for collateral posted and separately reference for us the authoritative literature you rely upon to support your accounting.

In response to the Staff’s comment, the Company has revised Note 2.28 on page F-36 to clarify whether we are restricted in our ability to use the borrowed digital assets, that our obligation to repay the amount borrowed and pay interest charges are payable in the same digital asset borrowed, and that the digital asset borrowed are recorded initially at their fair value.

The digital asset borrowings that were outstanding as of December 31, 2023 did not require the posting of collateral. For December 31, 2024, the Company posted US$47.6 million of BTC collateral with respect to a US$25 million loan entered into on June 11, 2024.

The Company has also revised the Note 2.27 on page F-35 to address accounting treatment of collateral posted. The Company determines whether the ability to use the digital asset posted as collateral is retained or is transferred to the lender by applying the control tests under IFRS 15. If the lender has the right to use the asset (right of rehypothecation) the Company derecognizes the digital assets collateral under IFRS 15.34.

Securities and Exchange Commission

May 21, 2025

(b) Digital assets held - Loan Receivables, page F-41

6.	We note your response to prior comment 32. Please address the following:

●	Revise your disclosure to highlight that net lending/repayment activity in the rollforward does not agree with the digital assets held - inventories rollforward in Note 13(a) because it includes activity associated with loans of digital financial assets.

●	As the net repayment activity (including interest) in this rollforward of $119.4 in 2023 is less than the repayment activity depicted in the rollforward in Note 13(a), please confirm that the difference is the result of net USDC loans advanced and not net repayments as indicated in your response. Otherwise, tell us why incremental repayments associated USDC loans over digital intangible asset loans would result in fewer loan repayments.

In response to the Staff’s comment, the Company has supplemented the rollforward table for digital assets held in Note 13 on page F-48 by adding a column for digital assets held - intangible assets effective January 1, 2024. As this rollforward table excludes digital assets - financial assets, the Company has added a rollforward table for digital assets held - financial assets in Note 13 on page F-49.

The table below performs a reconciliation of the loan and other receivables made / repaid line item in each of the rollfoward tables in Note 13 and the digital assets loans and receivables - made / repaid line item in the digital asset loans and receivables rollforward table in Note 14 on page F-50.

Note 13 Rollforward Table-extracts

		Extracts from Note 13 Rollforward Table for Digital assets Held - inventories and intangible assets		Extracts from Note 13 Rollfoward Table for Digital assets held - financial assets
		Digital assets held - inventories	Digital assets held - intangible assets	Digital assets held - financial assets	Total
Year		US$’000	US$’000	US$’000	US$’000
2023	Loans and other receivables (made)/ repaid, net	132,543		(13,137)	119,406
2024	Loans and other receivables made, net	(1,724)	(76,483)	(26,810)	(105,017)

Note 14 Rollforward Table-extracts

2023	Loans and other receivables - digital assets repaid, net	(122,228)
	Interest	2,822
	Sum of the 2023 line items (net loans repaid) - reconciles to amount for 2023 above	(119,406)
2024	Digital asset loan receivables made, net	78,498
	Digital asset pledged as collateral made, net	22,488
	Interest	4,031
	Sum of the 2024 line items (net loans made) - reconciles to amount for 2024 above	105,017

The Company has also added a note to each of the rollforward tables for digital assets held - inventories and intangible assets, and digital assets held- financial assets in Note 13 to clarify that net repayment or proceeds from loans and other receivables exclude the repayment interest income recognized during the year. The receipt of interest is recorded under “Additions” in the rollforward table for digital assets held - inventories and intangible assets and “Additions / Dispoals, net” in the rollforward table for digital assets held - financial assets. In the digital asset loan receivable rollforward in Note 14, the loan repayment amount includes interest (i.e. the balance is reduced by the principal and interest), and such interest amount is then added back.

Note 13: Digital assets held

(a) Digital assets held - Inventories, page F-41

7.	We note your response to prior comment 31. Please revise your disclosure to clarify that your disposal amounts depicted in the rollforward represent the digital assets sales amounts and that these amounts do not agree with the amounts depicted in your statements of profit or loss and other comprehensive income because the amounts in the rollforward exclude digital financial asset sales.

In response to the Staff’s comment, the Company has revised the disclosure to Note 13 to clarify that the disposal amounts exclude digital financial asset sales.

Securities and Exchange Commission

May 21, 2025

Note 23: Borrowings from shareholders, page F-49

8.	We note your response to prior comment 34. Please address the following:

●	Revise your disclosure to clarify that you pay interest quarterly in arrears on the last business day each quarter.

In response to the Staff’s comment with respect to the interest payment terms, the Company has revised the disclosure in Note 25 on page F-59.

●	Tell us why the price of bitcoin and its volatility are not identified as significant inputs in valuing your liability for borrowings from shareholders in Note 27(f). See guidance in IFRS 13.93(d) for requirements to disclose the valuation techniques and inputs for Level 2 and Level 3 fair value measurements.

The Company respectfully advises that the bitcoin price volatility is identified as an input in valuing the liability - the table in Note 29(f)(ii) on page F-74 is accordingly clarified. The bitcoin price itself is an observable input.

Please do not hesitate to contact the undersigned at +1.212.309.6843 or Erin E. Martin at +1.202.739.5729 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Howard A. Kenny
Howard A. Kenny

cc:	Nicholas Armstrong, General Counsel, Bullish

Joseph A. Hall, Davis Polk & Wardwell LLP

Daniel P. Gibbons, Davis Polk & Wardwell LLP